UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

July 26, 2023

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

The information contained in this Form 6-K is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of the Company and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Company, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

British American Tobacco p.l.c. (the "Company" or "BAT") is furnishing herewith revised financial statements in their entirety and other affected financial information which supersede the equivalent information included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission ("SEC") on March 2, 2023 (the "Form 20-F"). These financial statements and other affected financial information have been revised to reflect changes made in fiscal year 2023 to the Company’s reportable operating segment data.

While BAT's and its subsidiaries' (the "Group") revised regional structure became operational from April 1, 2023, to ease the use of the financial statements and to provide a comparable view across all periods, the Group's reporting of performance under the new geographic segments is for the full period, both for management reporting purposes and in its external financial statements: United States; Americas and Europe; and Asia-Pacific, Middle East and Africa. These geographic segments replace the previous four geographic segments.

The Company has updated the information included under the following headings in the Form 20-F to reflect the above mentioned changes:

•Strategic Report – Overview – Chief Executive’s review – Driving value from combustibles: – second paragraph
•Strategic Report – Strategic Management – Our Global Business
•Strategic Report – A Better TomorrowTM – Our Tobacco Heating Products (THPs) – Performance Summary – fifth and seventh paragraph
•Strategic Report – A Better TomorrowTM – Our Modern Oral Products – Highlights – third and fourth bullet and Performance Summary – eighth paragraph
•Strategic Report – A Better TomorrowTM – Our Combustible Products – Highlights – first bullet
•Strategic Report – Financial Review – Financial Performance Summary – Profit from operations – Analysis of profit from operations, net finance costs and results from associates and joint ventures – tables
•Strategic Report – Financial Review – Regional Review
•Financial Statements
•Other Information – Information on the Group – Overview – second and third paragraph
•Other Information – Non-GAAP Measures – Revenue by Product Category or Geographic Segment – Including Revenue From New Categories, at constant rates of exchange
•Other Information – Employees
•Other Information – Property, Plant and Equipment
•Other Information – Glossary

Other than the items listed above and items repeating the same updated information, the Company is not updating any other portion of the Form 20-F previously filed and this document should be read in conjunction with the Form 20-F. This report on Form 6-K does not reflect any events occurring after filing of the Form 20-F on March 2, 2023.

By virtue of this report on Form 6-K, the Company will be able to incorporate the updated information by reference into future registration statements, prospectus supplements or post-effective amendments to existing registration statements.

Forward looking statements
This announcement contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook," "target" and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the "Group") operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; and direct and indirect adverse impacts associated with Climate Change and the move towards a Circular Economy. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, "Group Principal Risks" and "Group Risk Factors" in the 2022 Annual Report and Accounts and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S. / Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (IFRS) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

EXHIBIT INDEX

Exhibit	Description
Exhibit 23.1	Consent of KPMG LLP.
Exhibit 99.1	Updated information in respect of the “Strategic Report” and “Other Information” sections of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 2, 2023.
Exhibit 99.2	Updated “Financial Statements” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 2, 2023.
Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:    /s/ Paul McCrory
Name:     Paul McCrory
Title:    Company Secretary

Date: July 26, 2023

12 Months Ended
Dec 31, 2022
Entity Central Index Key	0001303523
Current Fiscal Year End Date	Dec 31, 2022
Document Fiscal Year Focus	2022
Document Fiscal Period Focus	FY
Amendment Flag	false
Title of 12(b) Security	NYSE

Balance Sheet Date	Dec 31, 2022
Legal Form Entity	plc
Entity Dormant True	false
Entity Trading Status
Scope Accounts
Accounting Standards Applied	FRS 101
Accounts Status Audited Or Unaudited	audited
Accounts Type Full Or Abbreviated	full
Report Period
Start Date For Period Covered By Report
Report Includes Strategic Report True false	false
Report Includes List Subsidiaries True false	false
Principal Currency Used In Business Report	GBP
Other Currency Used In Business Report
Report Principal Language
Name Production Software
Version Production Software
Description of Principal Activities
End Date For Period Covered By Report	31 Dec 2022
Entity Current Legal or Registered Name
UK Companies House Registered Number